Exhibit 99.1
FOR IMMEDIATE RELEASE
NEWLEAD HOLDINGS LTD. REPORTS
THIRD QUARTER 2010 FINANCIAL RESULTS
•	213.0% increase in quarterly revenue

•	102.2% growth in fleet

•	Q3 Adjusted EBITDA of $10.3 million
PIRAEUS, GREECE, December 16, 2010 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”), an international, vertically integrated mixed fleet shipping company, today announced its financial results for the three and nine months ended September 30, 2010.
Operational Highlights and Recent Developments
•	Delivery of new, 79,224 dwt geared Kamsarmax dry bulk vessel “Newlead Tomi” chartered-out for an initial period of five years at a net daily charter-out rate of $28,710

•	Completed the sale and immediate leaseback transaction of four dry bulk vessels for $86.8 million

•	Secured new revolving credit facility of up to $62.0 million

•	Acquired five dry bulk vessels, including two newbuildings for $147.0 million

•	Divested all non-core vessels, with the sale of three remaining product tankers, the High Land, the Ostria and the Nordanvind in September 2010 for aggregate consideration of $20.8 million

•	New charter party agreements for the Newlead Avra and the Newlead Fortune for 12-month time charters with a net daily charter-out rate of $13,825 plus profit sharing

•	Agreed to acquire one Handysize dry bulk vessel; initially delivered under bareboat charter
Michael S. Zolotas, president and CEO of NewLead, stated: “We have transformed the Company since we took control a year ago. Today, NewLead is an integrated shipping company with in-house commercial and operational management along with an enlarged and optimized fleet. We will continue to capitalize on opportunities to build upon the scalable platform created to support ongoing growth.”

Operational Updates
Delivery of New 79,224 dwt Geared Kamsarmax Dry Bulk Vessel “Newlead Tomi”
In December 2010, the new 79,224 dwt geared Kamsarmax vessel Newlead Tomi was delivered from Cosco Dalian Shipyard Co. to NewLead’s owned fleet. The vessel is chartered-out for an initial period of five years at a net daily charter-out rate of $28,710. In addition, the charterer has a call option at the same charter-out rate and the owner has a put option at a net daily charter-out rate between $19,800 and $28,710 for two additional years (in each case, one plus one year).
$86.8 Million in Cash Proceeds from Sale and Leaseback Agreement
In November 2010, NewLead completed an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels composed of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86.8 million and the bareboat leaseback period is eight years.
The Company has call options to buy the vessels back during the leaseback period at pre-determined de-escalating prices and is obliged to repurchase the vessels for approximately $40.0 million at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares. The Company also secured the option to substitute one or more vessels throughout the term of the lease, subject to approval by the owners and their lenders. The aggregate net rate of the bareboat charters of the four vessels is approximately $40,000 per day for the first three years and approximately $24,000 per day thereafter. NewLead will continue to earn charter hire on the current time charters on the vessels. The sale leaseback transaction is EBITDA neutral and is expected to be treated as a capital lease for accounting purposes.
$62.0 Million New Revolving Credit Facility
NewLead used the $86.8 million proceeds from the aforementioned sale and leaseback transaction to repay all loans outstanding on the previously listed vessels, as well as other bank debt and associated fees. We also, agreed to a new revolving credit facility of up to $62.0 million. The Company intends to utilize this credit facility to re-finance several vessels and provide financial flexibility.
Divested All Non-Core Vessels
In September 2010, NewLead completed the divestiture of all its non-core vessels, the High Rider, the Chinook, the High Land, the Ostria and the Nordanvind, with the sale of the last three, for aggregate consideration of approximately $20.8 million. Net proceeds to the Company from the divestiture of the five underperforming tanker vessels were $32.0 million and will be used to renew the fleet or reduce outstanding indebtedness. Total consideration from the sale of all divested vessels, including the two previously disposed container vessels reflected in discontinued operations, was $50.0 million.
New Charter Party Agreements
During the third quarter of 2010, NewLead entered into agreements for 12-month time charters for the Newlead Avra and the Newlead Fortune, each a 2004-built, 73,495 dwt Panamax product tanker vessel.

The time charter for the Newlead Fortune commenced in November 2010 and the time charter for the Newlead Avra is expected to commence in the first quarter of 2011. The net daily charter-out rate for both vessels is $13,825 plus 50.0% profit sharing. In addition, the Company reached an agreement with a charterer to enter into a time charter for the Grand Rodosi for a period ranging from four to six months. The net daily charter-out rate is $21,516 and the time charter commenced during September 2010.
Acquired Five Vessels Including Two Newbuildings
In July 2010, NewLead acquired five dry bulk vessels, including two newbuildings with long-term quality time charters. Total consideration for the acquisition was approximately $147.0 million, which includes approximately $93.0 million in assumed liabilities. The balance, representing newbuilding commitments, will be financed with committed bank debt and shipyard credit facilities, as well as with cash from the balance sheet.
Agreement for the Acquisition of One Handysize Dry Bulk Vessel
Furthermore, NewLead recently committed to purchase one 2003-built, 34,682 dwt, Handysize dry bulk vessel for $24.5 million. The vessel, initially delivered under a bareboat charter, has been fixed in a time charter for approximately seven years at a net daily hire rate of $12,936. The Company anticipates financing the acquisition of this vessel with a combination of debt and cash from the balance sheet.
Third Quarter and Nine Months 2010 Financial Results
Third Quarter 2010 Financial Results
NewLead has compiled consolidated statement of operations for the three months ended September 30, 2010 and 2009. The information was derived from the unaudited consolidated financial statements of the successor and predecessor business (all financial results subsequent to October 13, 2009 are reflected in the SUCCESSOR business). EBITDA and adjusted EBITDA are non-US GAAP financial measures and should not be used in isolation or substitution for the predecessor and successor results. NewLead reports its operations in two operating segments, “Wet” and “Dry” which will include the results of operations for the product tankers and dry bulk vessels, respectively.

	(Unaudited)	(Unaudited)
	SUCCESSOR	PREDECESSOR
	July 1	July 1
	to	to
(USD in 000s)	September 30, 2010	September 30, 2009
Operating Revenues	$28,793	$9,244
EBITDA	$8,701	$(78,504)
Adjusted EBITDA	$10,276 (1)	$232 (2)
Loss from continuing operations	$(14,151)	$(85,709)

(1)	Adjusted EBITDA is EBITDA adjusted further for the following: $1.2 million non-cash gain on sale from vessels, $0.1 million non-cash loss in the fair value of derivatives, $0.7 million for share-based compensation expense, $0.1 million provision for doubtful receivables, $0.9 million provision for claims, $0.1 million for the straight lining of revenue and $0.9 million operating loss for non-core vessels.

(2)	Adjusted EBITDA is EBITDA adjusted further for the following: $68.0 million for impairment loss, $3.5 million provision for claims, $0.2 million non-cash gain in the fair value of derivatives, $0.1 million for share-based compensation expense, $0.2 million provision for doubtful receivables and $7.2 million operating loss for non-core vessels.
For the three month period ended September 30, 2010, operating revenues increased by 213.0% to $28.8 million, compared to $9.2 million for the three month period ended September 30, 2009. The increase in revenue was primarily attributable to the 102.2% growth in our fleet and the corresponding increase in available and operating days of 170.0% and 179.8%, respectively, reflecting NewLead’s continued fleet expansion strategy and initiatives to bring operational, commercial and technical management capabilities in-house. As a result, there was on average 18.2 vessels in operation for the three month period ended September 30, 2010, compared to nine vessels for the three month period ended September 30, 2009. For the three month periods ended September 30, 2010 and September 30, 2009, TCE rates were $13,951 per day and $9,631 per day, respectively. This increase reflects the favorable charters attached to the vessels that were incorporated into the fleet, which was partially offset by the decrease in the charter rates of the vessels operating on the spot market, inclusive of voyage expenses.
Fleet utilization, excluding non-core vessels, for the third quarter of 2010 was 91.7%, compared to 91.4% for the third quarter of 2009. Fleet utilization, excluding non-core vessels, was suppressed by 96 unemployment days attributable mainly to the adverse tanker market conditions and the corresponding decrease in demand. Moreover, dry bulk vessels fleet utilization was 97.0% compared to 82.9% for the wet vessels for the third quarter of 2010. During the third quarter of 2010, 74.0% of the fleet was fixed on time charters, compared to 37.0% during the third quarter of 2009.
Adjusted EBITDA increased significantly in the third quarter of 2010 to $10.3 million compared to $0.2 million for the equivalent period of 2009. This growth in adjusted EBITDA was primarily attributable to the increased operational contribution from revenues related to the aforementioned 102.2% operating fleet growth and 45.1% reduction in daily vessel operating expenses relative to the third quarter of 2009. Furthermore, dry bulk vessels contributed $9.7 million in adjusted EBITDA in the third quarter of 2010 while there were no dry bulk vessels in our fleet in the equivalent 2009 period.
Loss from continuing operations was $14.1 million for the three month period ended September 30, 2010, compared to $85.7 million for the three month period ended September 30, 2009. The results for the third quarter of 2010 reflected the higher operating contribution, as previously discussed, but were more than offset by higher non-operating expenses which included interest and non-cash charges, such as depreciation and amortization. Excluding non-cash charges reflected in interest expense, primarily attributable to the $3.6 million amortization of the beneficial conversion feature embedded in the 7.0% convertible senior unsecured notes (“7% Notes”) and $0.8 million loss from the change in the fair value of our interest rate swaps, interest expense was $7.0 million representing a 112.1% increase relative to the third quarter of 2009, reflecting $552.7 million of indebtedness for balance sheet purposes as of September 30, 2010, which included approximately $86.4 million in new loans assumed during the third quarter of 2010 related to fleet growth. Depreciation and amortization increased by approximately 197.4% to $11.6 million during the three months ended September 30, 2010, compared to $3.9 million during the equivalent period in 2009, reflecting the 102.2% increase in operating fleet growth compared to the prior period as well as the amortization of intangible assets created as a result of the 2009 recapitalization and the 2010 business and asset acquisitions. In addition, the results for the third quarter of 2010 included a

$1.2 million non-cash gain on sale from non-core vessels. Loss from continuing operations for the third quarter of 2009 included an impairment loss of $68.0 million.
Net loss for the third quarter of 2010 was $14.2 million, compared to $111.3 million for the third quarter of 2009. This loss included a loss from discontinued operations of $0.1 million in 2010, and a loss of $25.6 million in 2009, which were primarily related to the Company’s strategic decision to exit from the container market.
For the three months ended September 30, 2010, the weighted average number of basic and diluted shares was 7.1 million, compared to 2.4 million for the relevant period of 2009. As such, the loss per share from continuing operations was $1.98, compared to $35.72 for the equivalent period of 2009. These results do not include the earnings per share from discontinued operations of $0.01 for the three month period ended September 30, 2010, and the loss per share of $10.66 for the equivalent period of 2009. For the third quarter of 2010, the loss per share (from both continuing and discontinued operations) was $1.99, compared to $46.38 for the third quarter of 2009.
Nine Months Financial Results

	(Unaudited)	(Unaudited)
	SUCCESSOR	PREDECESSOR
	January 1	January 1
	to	to
(USD in 000s)	September 30, 2010	September 30, 2009
Operating Revenues	$72,644	$31,734
EBITDA	$1,766	$(72,826)
Adjusted EBITDA	$25,486 (1)	$8,238 (2)
Loss from continuing operations	$(58,921)	$(94,364)

(1)	Adjusted EBITDA is EBITDA adjusted further for the following: $15.7 million for impairment loss, $1.6 million non-cash gain in the fair value of derivatives, $1.2 million non-cash gain on sale from vessels, $2.0 million for share-based compensation expense, $0.3 million provision for doubtful receivables, $1.5 million provision for claims, $0.4 million for the straight lining of revenue and $6.6 million operating loss for non-core vessels.

(2)	Adjusted EBITDA is EBITDA adjusted further for the following: $68.0 million for impairment loss, $3.5 million provision for claims, $1.4 million non-cash gain in the fair value of derivatives, $0.4 million for share-based compensation expense, $0.2 million provision for doubtful receivables and $10.3 million operating loss for non-core vessels.
For the nine month period ended September 30, 2010, operating revenues increased 129.0% to $72.6 million compared to operating revenues of $31.7 million recorded for the nine month period ended September 30, 2009. The increase in revenue was primarily attributable to the 73.3% growth in fleet size and the corresponding increase in available and operating days by 90.3% and 95.9%, respectively. These results reflected NewLead’s initiatives to continue its fleet expansion strategy and bring operational, commercial and technical management capabilities in-house. As a result, the Company had on average 15.6 vessels in operation for the nine month period ended September 30, 2010, versus nine vessels for the relevant period in 2009. For the nine month periods ended September 30, 2010 and September 30, 2009, our TCE rates were $14,184 per day and $12,433 per day, respectively. This increase in TCE rates reflected the favorable charters attached to the vessels that were incorporated into the fleet, which was partially offset by the decrease in the charter rates of the vessels operating on the spot market inclusive of voyage expenses.
Fleet utilization excluding non-core vessels for the nine months ended September 30, 2010 was 93.3%, and 97.0% for the relevant period of 2009. Fleet utilization excluding non-core vessels for the nine months ended September 30, 2010 was suppressed by 183 unemployment days, attributable the adverse tanker market conditions and the corresponding decrease in demand. Moreover, dry bulk vessels fleet utilization was 98.1% compared to 87.6% for the wet vessels for the nine months of 2010. During the first nine months of 2010, 67.8% of the fleet was fixed on time charters, compared with 63.6% for the relevant period of 2009.
Adjusted EBITDA increased by 212.2% for the nine months of 2010 to $25.5 million compared to $8.2 million for the equivalent period of 2009. This growth in adjusted EBITDA was primarily attributable to the increased operational contribution in total revenues related to the aforementioned 73.3% operating fleet growth and 26.3% reduction in daily vessel operating expenses relative to the nine months of 2009. Furthermore, dry bulk vessels contributed $18.5 million in the nine months of 2010 adjusted EBITDA while there were no dry bulk vessels in our fleet in the equivalent 2009 period.
Loss from continuing operations was $58.9 million for the nine month period ended September 30, 2010, and $94.4 million for the nine month period ended September 30, 2009. The results for the nine months of 2010 reflect the higher operating contribution, as previously discussed, but were more than offset by higher non-operating expenses which included interest and non-cash charges, such as depreciation and amortization, as well as impairment charges of $15.7 million in connection with the non-core vessels that were recently divested. Excluding non-cash charges reflected in interest expense, primarily attributable to the $10.8 million amortization of the beneficial conversion feature embedded in the 7% Notes and $0.4 million loss from the change in the fair value of our interest rate swaps, interest expenses were $21.9 million representing a 116.8% increase, reflecting $552.7 million of indebtedness for balance sheet purposes as of September 30, 2010, which included approximately $283.4 million in new loans assumed during 2010 related to fleet growth and our newbuilding program. Depreciation and amortization was $28.1 million during the nine months ended September 30, 2010, compared to $11.4 million during the equivalent period in 2009, reflecting the 73.3% increase in operating fleet growth, as well as the amortization of the intangible assets created as a result of the 2009 recapitalization and the 2010 business and asset acquisitions. In addition, the results for the nine months of 2010 included a $1.2 million non-cash gain on sale from vessels, as previously mentioned. Loss from continuing operations for the nine months of 2009 included an impairment loss of $68.0 million.
Net loss for the nine month periods ended September 30, 2010 and 2009 was $56.5 million and $123.8 million, respectively. This loss included income from discontinued operations of $2.4 million in 2010, and a loss from discontinued operations of $29.4 million in 2009, which were related primarily to the strategic decision to exit from the container market.
For the nine months ended September 30, 2010, the weighted average number of basic and diluted shares was 6.9 million, compared to 2.4 million for the relevant period of 2009. As such, the loss per share from continuing operations was $8.54, compared to $39.39 for the equivalent period of 2009. These results do not include the earnings per share from discontinued operations of $0.35 for the nine month period ended September 30, 2010, and the loss per share of $12.27 for the equivalent period of 2009. For the nine months of 2010, the loss per share (from both continuing and discontinued operations) was $8.19, compared to $51.66 for the third quarter of 2009.
Balance Sheet
As of September 30, 2010, NewLead’s liquidity reflected $103.1 million of total cash ($43.4 million of restricted cash). Total debt as of September 30, 2010 was $552.7 million, compared to $278.7 million at December 31, 2009, representing a $274.0 million increase. The increase was mainly attributable to: (i) $10.8 million amortization of the beneficial conversion feature attributed to the 7% Notes; (ii) the $154.5 million assumption of loans related to the dropdown entities; (iii) the $91.5 million assumption and drawdown of debt related to the acquisition of five dry bulk vessels completed in July 2010; and (iv) the $42.5 million assumption and drawdown of debt related to the acquisition of two Kamsarmax newbuildings. The overall increase in indebtedness was partially offset by $25.3 million of debt repayments including proceeds generated from container vessel sales.
As of September 30, 2010, there were approximately 7.3 million common shares issued and outstanding.
Fleet Update
NewLead currently controls 22 vessels, including six double-hull product tankers and 16 dry bulk vessels, including four newbuildings.
The following table details NewLead’s fleet deployment as of December 16, 2010:

	Size
Vessel Name	(dwt)	Vessel Type	Year Built	Charter Expiration		Net Daily Charter Hire Rate
Product Tanker Vessels
Stena Compass	72,736	Panamax	2006	December 2010		$18,233 (bareboat rate) plus 30.0% profit sharing above $26,000	(1)
Newlead Compassion	72,782	Panamax	2006	Spot		—
Newlead Avra	73,495	Panamax	2004	Q1 2012	(2)	$13,825 plus 50.0% profit sharing above $14,000
Newlead Fortune	73,495	Panamax	2004	min: November 2011 max: December 2011		$13,825 plus 50.0% profit sharing above $14,000
Hiotissa	37,329	Handymax	2004	min: April 2011 max: June 2011		$19,013 plus profit sharing above $19,500
Hiona	37,337	Handymax	2003	min: March 2011 max: May 2011		$19,013 plus profit sharing above $19,500

Dry Bulk Vessels
Newlead Tomi	79,224	Kamsarmax	2010	min: September 2015 max: March 2016		$28,710	(3)
Newlead Prosperity	34,682	Handysize	2003	min: July 2017 max: January 2018		$12,936	(4)

	Size
Vessel Name	(dwt)	Vessel Type	Year Built	Charter Expiration		Net Daily Charter Hire Rate
Newlead Victoria	75,966	Panamax	2002	min: July 2012 max: October 2012		Floating rate time charter	(5)
Brazil	151,738	Capesize	1995	min: December 2013 max: February 2014		$28,985	(6)
Australia	172,972	Capesize	1993	min: November 2011 max: January 2012		$20,391
China	135,364	Capesize	1992	min: November 2015 max: October 2016		$12,753
Grand Ocean	149,498	Capesize	1990	min: January 2012 max: May 2012	(7)	$19,680
Grand Venetico	134,982	Capesize	1990	min: June 2012 max: October 2012	(8)	$17,760
Grand Rodosi	68,788	Panamax	1990	min: December 2010 max: March 2011		$21,516
Newlead Markela	71,733	Panamax	1990	min: February 2013 max: June 2013		$21,972
Newlead Esmeralda	69,458	Panamax	1990	January 2011		$18,281
Grand Spartounta	135,070	Capesize	1989	January 2011		$20,900

			Expected
	Size	Vessel	Delivery		Charter Rate
Newbuildings	(dwt)	Type	Date	Charter term	(daily, net)
Newlead TBN	35,000	Handysize	Q1 2011	Twelve years +/- 4 months	$12,000 plus 40.0% profit sharing above $14,000	(9)
Newlead TBN	92,000	Post-Panamax	Q2 2011	Seven year time charter	$14,438 plus 50.0% profit sharing	(10)
Newlead TBN	80,000	Kamsarmax	Q4 2011	Seven year time charter	$27,300
Newlead TBN	35,000	Handysize	Q3 2012	Twelve years +/- 4 months	$12,000 plus 40.0% profit sharing above $14,000	(9)

(1)	Vessel is under a bareboat charter party agreement. The operating expenses are for the account of the charterer. Accordingly, the vessel’s Time Charter Equivalent (“TCE”) rate is grossed up to reflect estimated daily operating costs. As a result, the vessel’s charter rate is adjusted to a TCE rate of $24,933, to include estimated operating costs of $6,700.

(2)	The time charter is expected to commence in Q1 2011.

(3)	$28,710 five year time charter, plus charterer’s option for one year plus one additional year. The vessel owners have a put option for a second two-year charter at a net charter rate between $19,800 and $28,710 per day. The second charter is subject to the first charterer not exercising the optional years. The first and second charter secure a total charter duration of seven years for the vessel.

(4)	The vessel was chartered-in during Q4 2010 until March 15, 2011, with an obligation to conclude the purchase by the end of the charter period at the latest.

(5)	The vessel owner shall have the right for an earlier redelivery of the vessel at any time within charter duration; subject to vessel owner’s tendering to charterer three months’ advance notice.

(6)	$28,985 per day for the first three years and $26,180 per day thereafter, plus 50.0% profit sharing above $26,600.

(7)	Charterer’s option to extend for one additional year.

(8)	Charterer’s option to extend for six additional months.

(9)	Base rate is $12,000 per day. Above a rate of $14,000 per day, profit sharing is 40.0% based on open book accounting on actual earnings. Charterers have a 50.0% purchase option.

(10)	Charterer’s option for one year and one additional year. Hire rate for first optional year is $15,400 (net) per day plus 50.0% profit sharing. Hire rate for second optional year is $16,844 per day (net) plus 50.0% profit sharing.
Summary of Selected Data

	(Unaudited)
	Three months ended
	September 30,
	2010	2009
FLEET DATA
Number of vessels	18.2	9
Number of vessels on time charter	13.5	3.3
Weighted average age of fleet	13.7	8.9
Available days (1)	1,671	619
Operating days (2)	1,388	496
Fleet utilization excluding non-core vessels (3)	91.7%	91.4%
Fleet utilization dry segment (3)	97.0%	—
Fleet utilization wet segment excluding non-core vessels (3)	82.9%	91.4%
Equivalent vessels (4)	18.2	6.7
AVERAGE DAILY RESULTS
Time Charter Equivalents (5)	$13,951	$9,631
Direct Daily Vessel Operating Expenses (6)	$6,446	$11,734

	(Unaudited)
	Nine months ended
	September 30,
	2010	2009
FLEET DATA
Number of vessels	15.6	9
Number of vessels on time charter	10.6	5.7
Weighted average age of fleet	13.7	8.9
Available days (1)	4,151	2,181
Operating days (2)	3,517	1,795
Fleet utilization excluding non-core vessels (3)	93.3%	97.0%
Fleet utilization dry segment (3)	98.1%	—
Fleet utilization wet segment excluding non-core vessel (3)	87.6%	97.0%
Equivalent vessels (4)	15.2	8.0
AVERAGE DAILY RESULTS
Time Charter Equivalents (5)	$14,184	$12.433
Direct Daily Vessel Operating Expenses (6)	$7,206	$9.778

1)	Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

2)	Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

3)	Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

4)	Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.

5)	Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts. The Stena Compass was employed on bareboat charter during the nine month periods ended September 30, 2010 and 2009. The Newlead Compassion was employed on bareboat charter up to June 10, 2010, and during the three and nine month period ended September 30, 2009 was employed on bareboat charters. Accordingly, the Stena Compass and the Newlead Compassion’s charter rates have been adjusted to reflect a TCE rate of approximately $24,933 per day, assuming operating costs of $6,700 per day, for the three and the nine months ended September 30, 2010 and 2009, respectively.

6)	Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessels calendar days. This has been adjusted to exclude the calendar days with respect to the Stena Compass and the Stena Compassion, during their employment on bareboat charters.
Conference Call and Webcast
NewLead will hold a conference call today, December 16, 2010 at 8:00 EST to discuss highlights and details of the third quarter 2010 financial results.
To access the conference call participants should dial +1 (888) 895-3561 (US/Canada) or +1 (706) 634-7259 (international) at 7:50 a.m. (EST) and request the NewLead Holdings Ltd. Third Quarter 2010 Earnings Call or Conference ID #29006421.
Following the teleconference, a replay of the call may be accessed by dialing +1 (800) 642-1687 (US/Canada) or +1 (706) 645-9291 (international). The conference ID is 29006421. The recording will be available from Thursday, December 16, 2010 at 11:00 a.m. (EST) through Thursday, December 23, 2010 at 11:59 p.m. (EST).
The conference call will also be broadcast live over the Internet. To access the live webcast, please go to the Investor Information tab on the Company’s website: http://www.newleadholdings.com.
NewLead will be publishing a supplemental slide presentation which will also be available on the Company’s website on the morning of the call.
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 22 vessels, including six double-hull product tankers and 16 dry bulk vessels of which four newbuildings. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be “forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact:	Media Contact:
Sarah Freeman	Elisa Gerouki
CJP Communications	NewLead Holdings Ltd.
+1 (212) 279 3115 x244	+ 30 (213) 014 8023
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